NEWS RELEASE

 Trading Symbols :  TSX V:  IXS

 OTCBB: IXSBF

No. 06-011

InNexus Completes Private Placement for $5,435,975.00 CDN

VANCOUVER, BRITISH COLUMBIA, August 10, 2006 – InNexus Biotechnology, Inc., an innovative antibody-driven drug development company based on SuperAntibody™ Technologies, is pleased to announce today the full subscription of a non-brokered private placement.  Major participating investors included SDS Capital of Greenwich, Connecticut and RAB Capital of London, England.  The funding will be used to advance the completion of one or more monetized partnerships for InNexus’ SuperAntibody Technology and initiate development of a lead SuperAntibody therapeutic candidate.

"We are pleased to have the support of a growing group of institutional investors," said Dr. Charles Morgan, President, CEO and Chief Scientific Officer of InNexus. "This financing demonstrates the confidence and excitement of our investors in the commercial potential of SuperAntibodies, our plan and the capabilities of our team."

The private placement consists of 12,079,994 units.  A unit is priced at $.45 CDN, and each unit is comprised of one prepaid warrant which is convertible to one common share in the Company at no additional cost immediately following the closing of the placement, and one 65% warrant (“Warrant”).  Each full Warrant will entitle the holder to purchase an additional common share of the Company at a price of $.50 CDN for two years.  In connection with this private placement, a finders fee equal to 6% of the gross proceeds of the Placement will be paid and 177,778 finders warrants will be issued.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.
“Alton Charles Morgan”
Dr. Alton Charles Morgan

President

To contact us: Telephone:  (888) 271-0788 / Email: business@innexusbiotech.com
Investor Relations: Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

1-888-271-0788